BUF VALUATION REPORT - AS OF JULY 31, 2025

    Valuation as of July 31, 2025
- Total Revenue (2024): $245.3M
- Net Income: $73.46M
- Shareholder Equity: $549M
- Market Capitalization: Over $500M
- Equity Holder Count: 11,000+
- Per-share value and financial strength verified via audit